FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of February, 2004

Micrologix Biotech Inc.

(Translation of registrant’s name into English)

BC Research Complex, 3650 Wesbrook Mall,

Vancouver, B.C., Canada V6S 2L2

(604) 221-9666

 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F_X__   Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....  No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-________

   EXHIBITS

Exhibit 1

Press Release dated February 3, 2003

|NEWS RELEASE|
Micrologix Biotech Inc. | BC Research Complex | 3650 Wesbrook Mall | Vancouver BC Canada V6S 2L2

FOR IMMEDIATE RELEASE

MICROLOGIX ACQUIRES CLINICAL-STAGE HEPATITIS C DRUG CANDIDATE

Vancouver, BC, CANADA – February 3, 2004 – Micrologix Biotech Inc., a developer of anti-infective drugs (TSX: MBI; OTC: MGIXF), has acquired the global rights to celgosivir (to be designated as "MBI-3253"), a Phase I/II clinical-stage compound, from Virogen Ltd. (UK). Celgosivir, which has been in over 600 subjects in human clinical studies to date, is a novel, oral antiviral agent under development for the treatment of chronic hepatitis C virus (HCV) infections.  Micrologix intends to initiate Phase II clinical development with celgosivir in calendar 2004.

Jim DeMesa, M.D., President & CEO of Micrologix stated, "This acquisition fits perfectly with our transformational and critical mass building objectives by adding a clinical stage product opportunity for chronic HCV infections.  Based on the size of recent partnerships for hepatitis products, we see MBI-3253 as a significant potential value driver for both the short and long-term. In addition to our antibacterial development programs, our product portfolio now includes candidates in both hepatitis B and hepatitis C, in various stages of development, from lead optimization to Phase II clinical development. This positions us well to address the unmet medical need that exists globally in the area of hepatitis."

Micrologix will pay an up-front fee in equity to Virogen and will pay milestone payments in cash and/or equity upon the achievement of agreed upon development objectives, as well as royalties on product sales and sublicensing revenues. Specific financial terms of the agreement were not disclosed.

About Celgosivir (MBI-3253)

Celgosivir is an oral prodrug of castanospermine, a natural product derived from the Australian Black Bean chestnut tree, Castanospermum australe. Celgosivir is a potent inhibitor of alpha-glucosidase, an enzyme found in mammalian cells, which affects the early stages of glycoprotein processing. HCV and other enveloped viruses require proper glycosylation of structural proteins for one or more of the following: stability, maturation, assembly and secretion of infective particles. One potential advantage of celgosivir is that it inhibits a mammalian enzyme rather than a viral target. As a result, it is less likely to lead to drug-resistant viral mutants, as is seen with conventional antiviral drugs, and has the potential to be used in combination with current HCV therapies.

About Hepatitis C Virus (HCV) Chronic Infections

There are over 170 million people worldwide infected with the hepatitis C virus. Chronic carriers are at risk of developing liver cirrhosis and/or liver cancer. In the United States, nearly 4 million people are infected with HCV, resulting in 10,000 to 12,000 deaths annually. The number of people diagnosed with chronic HCV is expected to increase fourfold from 1990 to 2015.  It is predicted that deaths from HCV will surpass those of AIDS in the United States by 2010, at which time the global HCV market is forecasted to be approximately $6 billion.

In the United States, monotherapy with interferon-alpha and combination therapy with interferon-alpha and the ribonucleoside analog ribavirin are the two different regimens currently approved as therapy for chronic hepatitis C. Treatment with interferon-alpha alone or combination with ribavirin has limited effectiveness.  The use of interferon-based therapy for the treatment of HCV can be further limited by frequent side effects, injectable administration and poor patient tolerance and adherence. Many patients receiving interferon can experience influenza-like symptoms, fatigue and depression. Ribavirin can be problematic for patients with pre-existing anemia, kidney problems or heart disease.

Micrologix Biotech Inc.

February 3, 2004

About Micrologix

Micrologix Biotech Inc. is engaged in the research, development, and commercialization of drugs that advance therapy, improve health, and enrich lives. The Company’s focus is toward anti-infective drug development with four product candidates in human clinical development, multiple product opportunities in preclinical development, and several early-stage technologies in various stages of research and evaluation.

"Jim DeMesa"

James DeMesa, MD President & CEO

Investor & Media Relations Contacts:

Jonathan Burke Micrologix Biotech Inc. Telephone: 604-221-9666 Extension 241 Toll Free: 1-800-665-1968 Email: jburke@mbiotech.com	Shayne Payne/ Dian Griesel, Ph.D The Investor Relations Group Telephone: 212-825-3210 Email: theproteam@aol.com

Certain statements in this news release constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, which involve known and unknown risks, uncertainties and other factors that may cause our actual results to be materially different from any future results, performance or achievements expressed or implied by such statements. Forward-looking statements in this news release include, but are not limited to, Micrologix initiating phase II clinical development of celgosivir (MBI-3253) in calendar 2004. These statements are only predictions and actual events or results may differ materially. Factors that could cause such actual events or results expressed or implied by such forward-looking statements to differ materially from any future results expressed or implied by such statements include, but are not limited to: early stage of development; technology and product development; dependence on and management of current and future corporate collaborations; future capital needs; uncertainty of additional funding; no assurance of market acceptance; dependence on proprietary technology and uncertainty of patent protection; intense competition; manufacturing and market uncertainties; and government regulation. These and other factors are described in detail in the Company’s Annual Information Form and Annual Report on Form 20-F, forthcoming news releases and other filings with the Canadian securities regulatory authorities and the U.S. Securities & Exchange Commission. Forward-looking statements are based on our current expectations and Micrologix is not obligated to update such information to reflect later events or developments.

The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Micrologix Biotech Inc.

(Registrant)

By:/s/ James DeMesa

(Signature)

James DeMesa, President & CEO

Date: February 3, 2004